FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:    Name and Address of Company
Alamos Gold Inc. (the “Company”)
Brookfield Place
181 Bay Street, Suite 3910
Toronto, Ontario M5J 2T3
Item 2:    Date of Material Change
April 3, 2017
Item 3:    News Releases
A news release was disseminated on April 3, 2017 via Marketwired and a copy was subsequently filed on SEDAR.
Item 4:    Summary of Material Change
On April 3, 2017 the Company announced that it had completed the redemption of its outstanding US$315 million 7.75% Senior Secured Second Lien Notes (the “Notes”) due in 2020, having elected to redeem all of the aggregate principal amount outstanding on April 1, 2017.
Item 5:    Full Description of Material Change

5.1	Full Description of Material Change
On February 9, 2017, the Company announced that it has closed its previously announced bought deal offering at a price of US$7.95 per common share (the "Offering Price"). A total of 31,450,000 common shares were sold in the offering for gross proceeds of US$250 million. The shares were purchased on a bought deal basis by a syndicate of underwriters led by TD Securities Inc., BMO Capital Markets and Macquarie Capital Markets Canada Ltd.
On April 3, 2017 the Company announced that it had completed the redemption of its outstanding Notes due in 2020, having elected to redeem all of the aggregate principal amount outstanding on April 1, 2017.
The Notes were retired with net proceeds of US$239 million from the equity financing noted above along with existing cash. The Notes were redeemed at a price of 103.875% of the principal amount thereof plus accrued and unpaid interest to the redemption date to holders of record as of March 15, 2017.

5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6:    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7:    Omitted Information
Not applicable.
Item 8:    Executive Officer
Nils F. Engelstad
Vice President, General Counsel 416-368-9932
nils.engelstad@alamosgold.com
Item 9:    Date of Report
April 7, 2017